UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARC Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03879T108

(CUSIP Number)

William D. Leopold II

3551 East Third Road
LaSalle, IL 61301

(815) 830-3940

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879T108	Schedule 13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS William D. Leopold II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,500
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 37,500
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%

14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03879T108	Schedule 13D/A	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on November 13, 2012 (as amended to date, the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of ARC Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 13453 North Main Street, Suite 206, Jacksonville, FL 32218.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person may be deemed to beneficially own 37,500 shares of Common Stock, representing 0.54% of the outstanding shares of Common Stock. The Reporting Person directly owns the 37,500 shares of Common Stock. The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 6,899,824 shares of Common Stock outstanding on August 15, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2017.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, the 37,500 shares of Common Stock.

(c)	On August 23, 2017, the Reporting Person entered into a securities purchase agreement with Seenu G. Kasturi pursuant to which the Reporting Person sold 2,647,144 shares of Common Stock to Mr. Kasturi for a purchase price of $555,670.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on August 23, 2017.

The foregoing description of the securities purchase agreement does not purport to be complete and is qualified in its entirety by reference to the securities purchase agreement, a copy of which is attached hereto as an exhibit to this Schedule 13D and incorporated by reference herein.

CUSIP No. 03879T108	Schedule 13D/A	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 5 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Securities Purchase Agreement, dated November 2, 2012, by and between William D. Leopold II and Michael Rosenberger (incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed with the SEC on November 13, 2012)

99.2	Securities Purchase Agreement, dated August 23, 2017, by and between William D. Leopold II and Seenu G. Kasturi

CUSIP No. 03879T108	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2017

/s/ William D. Leopold II
William D. Leopold II